Exhibit 99.2

Deloitte LLP 22 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

July 28, 2016

To the various Securities Commission and similar regulatory authorities in Canada

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Intellipharmaceutics International Inc. dated July 28, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we confirm that we agree with the statements (1), (2), (4) and (5) contained therein, and have no basis to agree or disagree with the statement (3) contained therein.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants